SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 29, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                 )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces Netflix and Partner Communications collaborate in Israel

PARTNER COMMUNICATIONS ANNOUNCES NETFLIX AND
PARTNER COMMUNICATIONS COLLABORATE IN ISRAEL

ROSH HA'AYIN, Israel, May 29, 2017 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator announces today a partnership with Netflix, the world's leading internet entertainment network, to make Netflix's services directly accessible through Partner's new television service which is expected to launch in the coming weeks. Partner will be the first telecommunications company in Israel to offer the Netflix service on its set-top box, enabling a best-in-class user experience for Netflix members with a fast load time for the application and all the conveniences of a Netflix button on Partner's remote control.

Partner customers with Netflix memberships will be able to access instantly a broad selection of Netflix original and international TV series, movies and documentaries in high-definition or even Ultra HD 4K, always without any advertisement. Upcoming Netflix original films include Okja starring Jake Gyllenhaal, Tilda Swinton and Paul Dano; and Bright, starring Will Smith and Joel Edgerton. Netflix original series include House of Cards, Stranger Things, Narcos and The Crown.

Maria Ferreras, Netflix Vice President of Business Development, EMEA, said: "Israeli customers have shown strong enthusiasm for Netflix content since we launched here just over a year ago. With more than 1,000 hours of new original Netflix content slated for 2017, we are delighted to work with Partner to offer a fantastic new way through which Netflix customers can seamlessly access and enjoy our service."

Isaac Benbenisti, CEO of Partner, said: "We are proud to be selected as the first Israeli partner of Netflix, the world's leading entertainment network. This strategic collaboration will be available to our customers very soon." Liran Dan, Vice President of Strategy and Business Development at Partner, added:" It's a great privilege to provide Partner's customers with the ultimate Netflix experience".

Partner and Netflix will announce additional details of the partnership later this summer.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "will", "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner's ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: May 29, 2017